Press Release

GreenPower Receives $5 Million LEDA Award from the State for New
Mexico Facility Plus $9.6 Million Jobs Tax Credits and Incentive Funds

Company Cites Electric Vehicle Ecosystem, Foreign Trade Zone & Financial
Incentives as Reasons for New Mexico Facility

Santa Teresa, New Mexico; January 9, 2026 - GreenPower Motor Company Inc. (NASDAQ: GP) ("GreenPower" or the "Company") a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today cited New Mexico's electric vehicle ecosystem, the Santa Teresa Foreign Trade Zone designation and financial incentives offered by the state as reasons the Company has announced plans to open a manufacturing facility in New Mexico.

"This is a big win for New Mexico," said U.S. Senator Martin Heinrich. "After hosting a congressional briefing with GreenPower on strengthening domestic EV supply chains, it was clear that building these electric heavy-duty vehicles in America means creating high-quality jobs and staying competitive in the race for the future of transportation. I'm proud that this partnership helped bring GreenPower's manufacturing, servicing and operations to New Mexico - creating 340 permanent jobs in Santa Teresa and delivering cleaner air for our kids."

"We are excited about yesterday's announcement of an agreement with the state of New Mexico for the establishment of GreenPower's new manufacturing facility in Santa Teresa, New Mexico," said Fraser Atkinson, CEO of GreenPower. "The Company looks forward to working closely with local stakeholders, government leaders and financial partners to create new jobs, drive economic development and accelerate the transition to zero-emission transportation in New Mexico and beyond. Being part of a larger ecosystem in the electrification of transportation for the region will ensure a successful and economically strong manufacturing presence in the state."

"We are proud to welcome GreenPower to Doña Ana County and the Santa Teresa region," said Scott Andrews, Doña Ana County Manager. "This announcement reflects the power of collaboration, between local government, the state of New Mexico, the New Mexico Partnership, Mesilla Valley Economic Development Alliance and the Border Industrial Association - working together to create an environment where innovative manufacturers can thrive. GreenPower's investment reinforces our region's role as a leader in advanced manufacturing, clean transportation and cross-border trade."

In May 2025 New Mexico entered into a contract to help achieve its fleet mandate which requires all state agencies to buy zero-emission vehicles when available, with the entire state fleet being zero-emission by 2035. The contract will help electrify more than 5,000 state fleet vehicles through EVaaS (Electric Vehicles as a Service) with a turnkey electrification solution. A separate contract, also awarded in 2025, makes a $400 million investment over four years to provide comprehensive EV fleet electrification, supporting the state's zero-emission goals by electrifying more than 2,000 school buses and 3,500 state transit and "white fleet" vehicles, deploying charging infrastructure and integrating V2G technology, all under New Mexico's "Electrify New Mexico" initiative.

"The state of New Mexico has established several policies and programs designed to aggressively promote the adaption of zero-emission vehicles," Atkinson continued, noting major contracts and requirements have been put in place in the state. "GreenPower's redesigned capital, assembly and distribution goals fit perfectly within the state's direction allowing us to benefit from both manufacturing and deployment strategies."

A strategic investment totaling $14.6 million was committed by the state to provide the financial incentives necessary for the establishment of the new manufacturing facility and was a major factor in the Company's decision to locate a new facility in New Mexico. Of the total $5 million was offered through the New Mexico Local Economic Development Act (LEDA) program which helps local governments support businesses locating in the state, focusing on job creation and economic growth through public-private partnerships. Additionally, GreenPower will receive $4.6 million in job training incentive funds (JTIP), $1.36 million in Rural Jobs Tax Credit (RJTC) and $3.65 million as part of New Mexico's High-Wage Jobs Tax Credit program.

The Santa Teresa Borderplex is a rapidly growing economic zone in southern New Mexico, centered around the Santa Teresa Port of Entry, a key U.S.-Mexico trade hub with major rail links (Union Pacific, BNSF) connecting to ports like Long Beach and Houston. It's a hub for manufacturing, logistics and advanced tech, where significant state investment has been made in infrastructure, like the Border Highway Connector.

"Santa Teresa's designation as a Foreign Trade Zone offers substantial benefits for GreenPower," Atkinson stated. "The FTZ allows us to streamline customs procedures and cost-effective import and export operations. Most importantly it allows the Company to take financial advantage of the designation related to inventory, parts and distribution. The ability to make capital decisions without fear of tariff uncertainties is a game changer in the current environment."

GreenPower anticipates setting up operations at the facility in Q1 of 2026 and take possession of the manufacturing plant June 1, 2026.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

Mark Nestlen, Media Relations

(405) 850-9571

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com.

Forward-Looking Statements

This news release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by these forward-looking statements. These statements include statements regarding:  that the Company will receive the LEDA award, the job training incentives, the Rural Jobs Tax Credit (RJTC) and that the incentives and programs will enhance the Company's ability to efficiently produce and distribute zero-emission vehicles, parts and inventory throughout North America and beyond, and that GreenPower's manufacturing facility will create 340 permanent jobs in Santa Teresa over the next decade.  You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that such statements are reasonable and reflect expectations of future developments and other factors which management believes to be reasonable and relevant, the Company can give no assurance that such expectations will prove to be correct. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that market fundamentals will support the viability of zero emission vehicles, the availability of all government awards and incentives, the availability of financing necessary for its continued operations, the availability of expertise required for the Company to carry out its planned future activities and product developments, the availability of and the ability to retain and attract qualified personnel, and the ability to maintain and strengthen its strategic partnerships in the industry. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including, among other things: the impact of macroeconomic uncertainties and market volatility; the Company's financial performance, including expectations regarding its results of operations and the assumptions underlying such expectations, and ability to achieve and sustain revenues and achieve profitability; the Company's ability to attract and retain customers; the Company's ability to comply with modified or new industry standards, laws and regulations applying to its business, and increased costs associated with regulatory compliance. Forward-looking statements represent the management's beliefs and assumptions only as of the date such statements are made.  Readers should also refer to the risk disclosures outlined in the Company's disclosure documents filed from time-to-time with the Securities and Exchange Commission at www.sec.gov  and SEDAR+ at www.sedarplus.ca. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada.

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